Exhibit 99.1

iQIYI Announces First Quarter 2023 Financial Results

BEIJING, CHINA, May 16, 2023 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Highlights

•	Total revenues were RMB8.3 billion (US$1.2 billion1), increasing 15% year over year.

•

Operating income was RMB858.6 million (US$125.0 million) and operating income margin was 10%, compared to operating income of RMB93.4 million and operating income margin of 1% in the same period in 2022.

•

Non-GAAP operating income[2] was RMB1.0 billion (US$150.6 million) and non-GAAP operating income margin was 12%, compared to non-GAAP operating income of RMB326.6 million and non-GAAP operating income margin of 4% in the same period in 2022.

•	Net income attributable to iQIYI was RMB618.1 million (US$90.0 million), compared to net income attributable to iQIYI of RMB169.1 million in the same period in 2022.

•	Non-GAAP net income attributable to iQIYI[2] was RMB939.5 million (US$136.8 million), compared to non-GAAP net income attributable to iQIYI of RMB162.2 million in the same period in 2022.

“We kicked off the year with an exceptional first quarter. iQIYI originals once again demonstrated its power, driving our financial performance and market share to new highs, and expanding our subscriber base by over 17 million net additions,” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “This demonstrated the success of our high-quality growth strategy.”

“This was another record-setting quarter for us. Both total revenues and membership services revenue reached all-time high. Meanwhile, our operating income continued to expand for the sixth consecutive quarter and our operating cash flow also expanded for the fourth consecutive quarter,” commented Mr. Jun Wang, Chief Financial Officer of iQIYI. “We have improved profitability, cash flow and balance sheet, and we aim to create more value for our stakeholders.”

First Quarter 2023 Financial Highlights

	Three Months Ended
(Amounts in thousands of Renminbi (“RMB”), except for per ADS data, unaudited)	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB
Total revenues	7,277,059	7,592,859	8,348,807
Operating income	93,413	783,556	858,631
Operating income (non-GAAP)	326,555	978,681	1,034,296

Net income attributable to iQIYI, Inc.	169,093	304,259	618,109
Net income attributable to iQIYI, Inc. (non-GAAP)	162,189	856,374	939,533

Diluted net income per ADS	0.21	0.35	0.64
Diluted net income per ADS (non-GAAP)[2]	0.20	0.98	0.97

First Quarter 2023 Other Operating Highlights

•

The average daily number of total subscribing members[3] for the quarter was 128.9 million, compared to 101.4 million for the same period in 2022 and 111.6 million for the fourth quarter in 2022. The average daily number of subscribing members excluding individuals with trial memberships[4] for the quarter was 128.1 million, compared to 100.8 million for the same period in 2022 and 110.9 million for the fourth quarter in 2022.

•	The monthly average revenue per membership (ARM5) for the quarter was RMB14.35, compared to RMB14.69 for the same period in 2022 and RMB14.17 for the fourth quarter in 2022.

Footnotes:

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB6.8676 as of March 31, 2023, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).
[3]	The average daily number of total subscribing members for a quarter is calculated by averaging the number of total subscribing members in each day of such quarter.
[4]

The average daily number of subscribing members excluding individuals with trial memberships for the quarter is calculated by averaging the number of subscribing members excluding individuals with trial memberships in each day of such quarter.

[5]

The monthly ARM for the quarter is calculated by dividing our total revenues from membership services during a given quarter by the average daily number of total subscribing members for that quarter and the number of months in the quarter.

First Quarter 2023 Financial Results

Total revenues reached RMB8.3 billion (US$1.2 billion), increasing 15% year over year.

Membership services revenue was RMB5.5 billion (US$807.8 million), increasing 24% year over year. The increase was primarily attributable to the strong growth in the number of total subscribing members as we launched a series of premium content during the quarter. The average daily number of total subscribing members increased from 101.4 million for the first quarter in 2022 to 128.9 million for the first quarter in 2023. The number of total subscribing members increased from 101.4 million as of March 31, 2022 to 120.3 million as of March 31, 2023.

Online advertising services revenue was RMB1.4 billion (US$204.4 million), increasing 5% year over year. The increase was driven by the growth of performance-based advertising business.

Content distribution revenue was RMB727.3 million (US$105.9 million), increasing 16% year over year, primarily driven by the increase in average unit price of cash transactions, partially offset by the decrease in the number of barter transactions.

Other revenues were RMB670.5 million (US$97.6 million), decreasing 20% year over year, primarily due to the adjustment in business operation model of certain business line and relatively soft performance of online game business compared with the same period last year.

Cost of revenues was RMB6.0 billion (US$867.3 million), flat year over year. Content costs as a component of cost of revenues were RMB4.2 billion (US$610.5 million), decreasing 5% year over year, primarily associated with the adjustment in business operation model of certain business line.

Selling, general and administrative expenses were RMB1.1 billion (US$161.0 million), increasing 48% year over year, primarily due to higher marketing spending.

Research and development expenses were RMB428.3 million (US$62.4 million), decreasing 10% year over year, primarily due to the decrease of personnel-related compensation expenses.

Operating income was RMB858.6 million (US$125.0 million), compared to operating income of RMB93.4 million in the same period in 2022. Operating income margin was 10%, compared to operating income margin of 1% in the same period in 2022. Non-GAAP operating income was RMB1.0 billion (US$150.6 million) and non-GAAP operating income margin was 12%, compared to non-GAAP operating income of RMB326.6 million and non-GAAP operating income margin of 4% in the same period in 2022.

Total other expense was RMB208.2 million (US$30.3 million), compared to total other income of RMB97.3 million during the same period of 2022. The year over year variance was primarily due to the disposal gain derived from the deconsolidation of certain subsidiaries due to change in control in the first quarter of 2022, increased interest expenses and loss from equity method investment, partially offset by higher interest income and the foreign exchange gain due to the fluctuation of exchange rate between Renminbi and the U.S. dollar.

Income before income taxes was RMB650.4 million (US$94.7 million), compared to income before income taxes of RMB190.7 million in the same period in 2022.

Income tax expense was RMB24.6 million (US$3.6 million), compared to income tax expense of RMB16.9 million in the same period in 2022.

Net income attributable to iQIYI was RMB618.1 million (US$90.0 million), compared to net income attributable to iQIYI of RMB169.1 million in the same period in 2022. Diluted net income attributable to iQIYI per ADS was RMB0.64 (US$0.09) for the first quarter of 2023, compared to diluted net income attributable to iQIYI per ADS of RMB0.21 in the same period of 2022. Non-GAAP net income attributable to iQIYI was RMB939.5 million (US$136.8 million), compared to non-GAAP net income attributable to iQIYI of RMB162.2 million in the same period in 2022. Non-GAAP diluted net income attributable to iQIYI per ADS was RMB0.97 (US$0.14), compared to non-GAAP diluted net income attributable to iQIYI per ADS of RMB0.20 in the same period of 2022.

As of March 31, 2023, the Company had cash, cash equivalents, restricted cash, short-term investments and long-term restricted cash included in prepayments and other assets of RMB6.3 billion (US$922.3 million).

Conference Call Information

iQIYI’s management will hold an earnings conference call at 7:00 AM on May 16, 2023, U.S. Eastern Time (7:00 PM on May 16, 2023, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10030369-tfg7d8.html

It will automatically direct you to the registration page of “iQIYI First Quarter 2023 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through May 23, 2023.

Dial-in numbers for the replay are as follows:

International Dial-in:     +1 855 883 1031

Passcode:                         10030369

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a daily subscriber base of more than 100 million, and its diversified monetization model includes membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating income margin, non-GAAP net income attributable to iQIYI, non-GAAP diluted net income attributable to iQIYI per ADS and free cash flow. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to the non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to iQIYI’s historical operating performance. The Company believes the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations.

Non-GAAP net income attributable to iQIYI, Inc. represents net income attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted net income per ADS represents diluted net income per ADS calculated by dividing non-GAAP net income attributable to iQIYI, Inc, by the weighted average number of ordinary shares expressed in ADS.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)
Revenues:
Membership services	4,471,475	4,743,562	5,547,305
Online advertising services	1,337,299	1,553,475	1,403,752
Content distribution	626,116	634,696	727,262
Others	842,169	661,126	670,488

Total revenues	7,277,059	7,592,859	8,348,807

Operating costs and expenses:
Cost of revenues	(5,963,853)	(5,402,243)	(5,956,003)
Selling, general and administrative	(744,781)	(940,903)	(1,105,855)
Research and development	(475,012)	(466,157)	(428,318)

Total operating costs and expenses	(7,183,646)	(6,809,303)	(7,490,176)

Operating income	93,413	783,556	858,631

Other income/(expense):
Interest income	8,947	26,292	104,986
Interest expenses	(175,515)	(176,018)	(285,964)
Foreign exchange (loss)/gain, net	(9,017)	19,029	36,982
Loss from equity method investments	(3,158)	(46,754)	(85,109)
Other income/(expense), net	276,076	(313,054)	20,862

Total other income/(expense), net	97,333	(490,505)	(208,243)

Income before income taxes	190,746	293,051	650,388

Income tax (expense)/benefit	(16,882)	11,587	(24,632)

Net income	173,864	304,638	625,756

Less: Net income attributable to noncontrolling interests	4,771	379	7,647

Net income attributable to iQIYI, Inc.	169,093	304,259	618,109

Net income attributable to ordinary shareholders	169,093	304,259	618,109

Net income per share for Class A and Class B ordinary shares:
Basic	0.03	0.05	0.09
Diluted	0.03	0.05	0.09

Net income per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	0.21	0.35	0.66
Diluted	0.21	0.35	0.64

Weighted average number of Class A and Class B ordinary shares used in net income per share computation:
Basic	5,706,290,530	6,084,021,514	6,569,658,687
Diluted	5,742,801,024	6,099,971,176	6,754,965,091

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31, 2022	March 31, 2023
	RMB	RMB (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	7,097,938	4,529,267
Restricted cash	13,618	6,120
Short-term investments	818,265	668,991
Accounts receivable, net	2,402,675	2,722,295
Prepayments and other assets(1)	2,602,927	11,221,073
Amounts due from related parties	104,154	171,926
Licensed copyrights, net	746,058	940,429

Total current assets	13,785,635	20,260,101

Non-current assets:
Fixed assets, net	1,104,721	1,035,514
Long-term investments	2,453,644	2,224,545
Licensed copyrights, net	6,840,629	6,701,062
Intangible assets, net	436,685	413,238
Produced content, net	13,001,904	12,604,535
Prepayments and other assets	3,865,133	4,217,029
Operating lease assets	673,971	654,667
Goodwill	3,826,147	3,826,147
Amounts due from related parties	59,880	95,880

Total non-current assets	32,262,714	31,772,617

Total assets	46,048,349	52,032,718

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	5,993,416	5,721,544
Amounts due to related parties	3,521,646	2,949,896
Customer advances and deferred revenue	4,232,110	4,727,981
Convertible senior notes, current portion	8,305,447	8,264,709
Short-term loans	3,347,638	3,262,497
Operating lease liabilities, current portion	103,517	99,808
Accrued expenses and other liabilities	2,626,244	2,650,143

Total current liabilities	28,130,018	27,676,578

Non-current liabilities:
Convertible senior notes	9,568,279	11,668,397
Deferred tax liabilities	1,832	811
Amounts due to related parties	100,941	95,322
Operating lease liabilities	508,571	488,470
Other non-current liabilities	1,395,269	1,451,575

Total non-current liabilities	11,574,892	13,704,575

Total liabilities	39,704,910	41,381,153

Shareholders’ equity:
Class A ordinary shares	194	236
Class B ordinary shares	193	193
Additional paid-in capital	50,885,688	54,473,865
Accumulated deficit	(46,498,897)	(45,880,788)
Accumulated other comprehensive income	1,863,454	1,975,578
Noncontrolling interests	92,807	82,481

Total shareholders’ equity	6,343,439	10,651,565

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	46,048,349	52,032,718

(1)	This includes payment of US$1,197.6 million to the paying agent to meet the Company’s repurchase obligation of the 2.00% Convertible Senior Notes due 2025. The repurchase was completed in April 2023.

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)
Net cash (used for)/provided by operating activities	(1,167,049)	853,397	1,001,765
Net cash (used for)/provided by investing activities(1, 2)	(67,305)	578,899	166,845
Net cash provided/ (used for) by financing activities	2,046,550	2,861,582	(3,356,630)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4,284)	(8,576)	(8,862)

Net increase/(decrease) in cash, cash equivalents and restricted cash	807,912	4,285,302	(2,196,882)

Cash, cash equivalents and restricted cash at the beginning of the period	3,074,864	3,576,254	7,861,556
Cash, cash equivalents and restricted cash at the end of the period	3,882,776	7,861,556	5,664,674

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	3,811,350	7,097,938	4,529,267
Restricted cash	71,426	13,618	6,120
Long-term restricted cash	—	750,000	1,129,287

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	3,882,776	7,861,556	5,664,674

Net cash (used for)/provided by operating activities	(1,167,049)	853,397	1,001,765
Less: Capital expenditures(2)	(51,315)	(8,800)	(241)

Free cash flow	(1,218,364)	844,597	1,001,524

(1)	Net cash provided by or used for investing activities primarily consists of net cash flows from investing in debt securities, purchase of long-term investments and capital expenditures.
(2)	Capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers.

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended
	Mar 31, 2022	Dec 31, 2022	March 31, 2023
	RMB	RMB	RMB
Operating income	93,413	783,556	858,631
Add: Share-based compensation expenses	216,644	188,506	169,046
Add: Amortization and impairment of intangible assets(1)	16,498	6,619	6,619

Operating income (non-GAAP)	326,555	978,681	1,034,296

Net income attributable to iQIYI, Inc.	169,093	304,259	618,109
Add: Share-based compensation expenses	216,644	188,506	169,046
Add: Amortization and impairment of intangible assets(1)	16,498	6,619	6,619
Add: Disposal (gain)/loss	(429,916)	62,199	—
Add: Impairment of long-term investments	182,277	271,873	118,984
Add: Fair value (gain)/loss of long-term investments	(792)	8,001	9,445
Add: Reconciling items on equity method investments	10,914	17,621	18,351
Add: Tax effects on non-GAAP adjustments(2)	(2,529)	(2,704)	(1,021)

Net income attributable to iQIYI, Inc. (non-GAAP)	162,189	856,374	939,533

Diluted net income per ADS	0.21	0.35	0.64
Add: Non-GAAP adjustments to earnings per ADS	(0.01)	0.63	0.33

Diluted net income per ADS (non-GAAP)	0.20	0.98	0.97

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)	This represents tax impact of all non-GAAP adjustments.